SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)1

Pomeroy IT Solutions, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

731822102

(CUSIP Number)

Flagg Street Capital LLC

c/o Andrew Moss

44 Brattle Street

Cambridge, Massachusetts 02138

(617) 876-6085

With a copy to:

Olshan Grundman Frome Rosenzweig & Wolosky LLP

c/o Steven Wolosky, Esq.

Park Avenue Tower

65 East 55th Street

New York, New York 10022

(212) 451-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 27 Pages)

CUSIP No. 731822102	13D/A	Page 2 of 27 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JONATHAN STARR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,249,325
8 SHARED VOTING POWER

- 0 -
9 SOLE DISPOSITIVE POWER

1,249,325
10 SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,249,325
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.11%
14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 731822102	13D/A	Page 3 of 27 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

FLAGG STREET CAPITAL LLC I.R.S. Identification No. 74-3123494
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,249,325
8 SHARED VOTING POWER

- 0 -
9 SOLE DISPOSITIVE POWER

1,249,325
10 SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,249,325
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.11%
14	TYPE OF REPORTING PERSON*

IA

CUSIP No. 731822102	13D/A	Page 4 of 27 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

FLAGG STREET PARTNERS LP I.R.S. Identification No. 16-1702721
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

113,677
8 SHARED VOTING POWER

- 0 -
9 SOLE DISPOSITIVE POWER

113,677
10 SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

113,677
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.92%
14	TYPE OF REPORTING PERSON*

PN

CUSIP No. 731822102	13D/A	Page 5 of 27 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

FLAGG STREET PARTNERS QUALIFIED LP I.R.S. Identification No. 16-1702722
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

316,444
8 SHARED VOTING POWER

- 0 -
9 SOLE DISPOSITIVE POWER

316,444
10 SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

316,444
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.56%
14	TYPE OF REPORTING PERSON*

PN

CUSIP No. 731822102	13D/A	Page 6 of 27 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

FLAGG STREET OFFSHORE, LP I.R.S. Identification No. 16-1702723
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

819,204
8 SHARED VOTING POWER

- 0 -
9 SOLE DISPOSITIVE POWER

819,204
10 SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

819,204
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.63%
14	TYPE OF REPORTING PERSON*

PN

CUSIP No. 731822102	13D/A	Page 7 of 27 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MICHAEL A. RUFFOLO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

- 0 -
8 SHARED VOTING POWER

- 0 -
9 SOLE DISPOSITIVE POWER

- 0 -
10 SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

- 0 -
14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 731822102	13D/A	Page 8 of 27 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

RICHARD S. PRESS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

- 0 -
8 SHARED VOTING POWER

- 0 -
9 SOLE DISPOSITIVE POWER

- 0 -
10 SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

- 0 -
14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 731822102	13D/A	Page 9 of 27 Pages

Preliminary Note: The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned. This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended and restated in its entirety as follows:

Item 2. Identity and Background

(a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”.

Flagg Street Funds

(i) Flagg Street Partners LP, a Delaware limited partnership (“FSP”), with respect to the Shares held by it;

(ii) Flagg Street Partners Qualified LP, a Delaware limited partnership (“FSPQ”), with respect to the Shares held by it; and

(iii) Flagg Street Offshore, LP, a Cayman Islands limited partnership (“FSO”), with respect to the Shares held by it.

FSP, FSPQ and FSO are together referred to herein as the “Flagg Street Funds”.

Flagg Street General Partner

Flagg Street Capital LLC, a Delaware limited liability company, which is the general partner of each of the Flagg Street Funds (the “Flagg Street General Partner”).

Flagg Street Individual Reporting Person

Jonathan Starr who is referred to herein as the “Flagg Street Individual Reporting Person”.

The Nominees

Michael A. Ruffolo and Richard S. Press who are referred to herein as the “Nominees”.

(b) The address of the principal business and principal office of (i) the Flagg Street Funds and the Flagg Street General Partner is 44 Brattle Street, Cambridge, Massachusetts 02138, and (ii) the Flagg Street Individual Reporting Person and each of the Nominees is set forth on Annex 1 hereto.

(c) The principal business of each of the Flagg Street Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the Flagg Street General Partner is to act as the general partner of the Flagg Street Funds. The principal occupation of the Flagg Street Individual Reporting Person and each of the Nominees is set forth on Annex 1 hereto.

CUSIP No. 731822102	13D/A	Page 10 of 27 Pages

(d) None of the Flagg Street Funds, the Flagg Street General Partner, the Flagg Street Individual Reporting Person or the Nominees has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Flagg Street Funds, the Flagg Street General Partner, the Flagg Street Individual Reporting Person or the Nominees has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the Flagg Street Funds and the Flagg Street General Partner is set forth above.

The other information required by Item 2 relating to the identity and background of the Flagg Street Individual Reporting Person and each of the Nominees is set forth on Annex 1 hereto.

Item 3 is hereby amended and restated in its entirety as follows:

Item 3. Source and Amount of Funds or Other Consideration

The net investment cost for the Shares held by each of the Flagg Street Funds is set forth below:

Entity	Shares Held	Approximate Net Investment Cost
FSP	113,677	$911,266
FSPQ	316,444	$2,545,084
FSO	819,204	$6,564,122

The consideration for the acquisition of the Shares was funded through funds invested by partners in the Flagg Street Funds (and proceeds therefrom). Since a portion of such Shares were purchased in, and such Shares from time to time may be held in, margin accounts, along with other investments, it is impracticable to determine the amounts, if any, borrowed with respect to such Shares.

Item 4 is hereby amended to add the following:

Item 4. Purpose of Transaction

On April 3, 2007, the Flagg Street General Partner delivered a letter to the Issuer’s Board of Directors reiterating its dissatisfaction with the efforts of the Board of Directors in engaging in meaningful and productive discussions with the Flagg Street General Partner regarding its request for representation on the Board. Flagg Street Partners Qualified LP simultaneously delivered a letter to the Issuer nominating the Flagg Street Individual Reporting Person and the Nominees, as set forth therein, for election to the Issuer’s Board of Directors at the Issuer’s 2007 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”). The letter from the Flagg Street General Partner to the Issuer’s Board of Directors is

CUSIP No. 731822102	13D/A	Page 11 of 27 Pages

attached as an exhibit hereto and incorporated herein by reference. A letter from the Flagg Street General Partner to the Issuer’s Board of Directors dated February 6, 2007 is also attached as an exhibit hereto and incorporated herein by reference.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5. Interest in Securities of the Issuer

The Flagg Street Funds

(a), (b) The information set forth in rows 7 through 13 of the cover page hereto for each Flagg Street Fund is incorporated herein by reference for each such Flagg Street Fund. The percentage amount set forth in row 13 for all cover pages filed herewith is calculated based upon the 12,355,703 Shares outstanding as of February 28, 2007 as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 21, 2007.

(c) Inapplicable.

(d) The Flagg Street General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Flagg Street Funds as reported herein. The Flagg Street Individual Reporting Person is the founding member of the Flagg Street General Partner.

(e) Inapplicable.

The Flagg Street General Partner

(a), (b) The information set forth in rows 7 through 13 of the cover page hereto for the Flagg Street General Partner is incorporated herein by reference.

(c) Inapplicable.

(d) The Flagg Street General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Flagg Street Funds as reported herein. The Flagg Street Individual Reporting Person is the founding member of the Flagg Street General Partner.

(e) Inapplicable.

The Flagg Street Individual Reporting Person

(a), (b) The information set forth in rows 7 through 13 of the cover page hereto for the Flagg Street Individual Reporting Person is incorporated herein by reference.

(c) Inapplicable.

(d) The Flagg Street General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Flagg Street

CUSIP No. 731822102	13D/A	Page 12 of 27 Pages

Funds as reported herein. The Flagg Street Individual Reporting Person is the managing member of the Flagg Street General Partner.

(e) Inapplicable.

The Shares reported hereby for the Flagg Street Funds are owned directly by the Flagg Street Funds. The Flagg Street General Partner, as general partner to the Flagg Street Funds, may be deemed to be the beneficial owner of all such Shares owned by the Flagg Street Funds. The Flagg Street Individual Reporting Person, as founding member of the Flagg Street General Partner with the power to exercise investment discretion, may be deemed to be the beneficial owner of all such Shares owned by the Flagg Street Funds. Each of the Flagg Street General Partner and the Flagg Street Individual Reporting Person hereby disclaims any beneficial ownership of any such Shares.

The Nominees

(a), (b) The information set forth in rows 7 through 13 of the cover page hereto for each of the Nominees is incorporated herein by reference. Mr. Press and his spouse are investors, directly and indirectly, in certain of the Flagg Street Funds and each disclaims any beneficial ownership of the Shares owned by the Flagg Street Funds.

(c) Inapplicable.

(d) Inapplicable.

(e) Inapplicable.

Item 6 is hereby amended to add the following:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 3, 2007, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the parties agreed to solicit proxies or written consents for the election of the Flagg Street Reporting Person and the Nominees, or any other person(s) nominated by the Reporting Persons to the Issuer’s Board of Directors at the Annual Meeting and to take all other action necessary or advisable to achieve the foregoing (the “Solicitation”), and (c) the Flagg Street Funds agreed to bear all expenses incurred in connection with the Reporting Persons’ activities, including approved expenses incurred by any of the parties in connection with the Solicitation, on a pro rata basis based on the number of Shares owned by each of the Flagg Street Funds. A copy of the Joint Filing and Solicitation Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Pursuant to letter agreements, the Flagg Street Funds have agreed to jointly and severally indemnify each of the Nominees against claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting. The form of letter agreement is attached as an exhibit hereto and is incorporated herein by reference.

CUSIP No. 731822102	13D/A	Page 13 of 27 Pages

Item 7 is hereby amended to add the following:

Item 7. Material to be Filed as Exhibits

1.	Letter from Flagg Street Capital LLC to the Board of Directors of Pomeroy IT Solutions, Inc. dated April 3, 2007 (see Annex 2).

2.	Letter from Flagg Street Capital LLC to the Board of Directors of Pomeroy IT Solutions, Inc. dated February 6, 2007 (see Annex 3).

3.	Joint Filing and Solicitation Agreement by and among Flagg Street Partners LP, Flagg Street Partners Qualified LP, Flagg Street Offshore, LP, Flagg Street Capital LLC, Jonathan Starr, Michael A. Ruffolo and Richard S. Press dated April 3, 2007 (see Annex 4).

4.	Form of Indemnification Letter Agreement (see Annex 5).

CUSIP No. 731822102	13D/A	Page 14 of 27 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 3, 2007

FLAGG STREET PARTNERS LP

By:	Flagg Street Capital LLC, its
General Partner

By:	/s/ Jonathan Starr
Name:	Jonathan Starr
Title:	Founding Member

FLAGG STREET PARTNERS QUALIFIED LP

By:	Flagg Street Capital LLC, its General Partner

By:	/s/ Jonathan Starr
Name:	Jonathan Starr
Title:	Founding Member

FLAGG STREET OFFSHORE, LP

By:	Flagg Street Capital LLC, its General Partner

By:	/s/ Jonathan Starr
Name:	Jonathan Starr
Title:	Founding Member

FLAGG STREET CAPITAL LLC

By:	/s/ Jonathan Starr
Name:	Jonathan Starr
Title:	Founding Member

CUSIP No. 731822102	13D/A	Page 15 of 27 Pages

JONATHAN STARR

By:	/s/ Jonathan Starr
Name:	Jonathan Starr

MICHAEL A. RUFFOLO

By:	/s/ Michael A. Ruffolo
Name:	Michael A. Ruffolo

RICHARD S. PRESS

By:	/s/ Richard S. Press
Name:	Richard S. Press

CUSIP No. 731822102	13D/A	Page 16 of 27 Pages

ANNEX 1

Set forth below with respect to the Flagg Street Individual Reporting Person and each of the Nominees is the following information: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

Flagg Street Individual Reporting Person

(a) Jonathan Starr

(b) 44 Brattle Street, Cambridge, Massachusetts 02138

(c) Mr. Starr is the controlling founding member of the Flagg Street General Partner

(d) United States of America

Nominees

(a) Michael A. Ruffolo

(b) 486 Totten Pond Road, Waltham, Massachusetts 02451

(c) Mr. Ruffolo is the Chief Executive Officer of Liquid Machines, Inc.

(d) United States of America

(a) Richard S. Press

(b) 101 Bogle Street, Weston, Massachusetts 02493

(c) Mr. Press is a Director of Transatlantic Re.

(d) United States of America

CUSIP No. 731822102	13D/A	Page 17 of 27 Pages

ANNEX 2

[FLAGG STREET CAPITAL LLC LETTERHEAD]

April 3, 2007

Via Facsimile and Federal Express

Board of Directors

c/o Corporate Secretary

Pomeroy IT Solutions, Inc.

1020 Petersburg Road

Hebron, KY 41048

Ladies and Gentlemen:

It should come as no surprise to the Board that today we are nominating three independent candidates for election as directors of Pomeroy IT Solutions, Inc. (the “Company”) at the 2007 annual meeting of stockholders. Our efforts to engage in serious and productive discussions with you over the past two months about the Company’s long-term and deep-seated problems have been met with an apathetic response – if it can be considered a response at all. Assurances that things will be getting better from an operational and corporate governance perspective are hard to accept, considering the sustained period of time during which they have been and continue to be unsatisfactory.

It is quite common for issuers to take steps to effect change in the face of stockholder pressure. However, these steps often turn out to be band-aids designed to temporarily stop the bleeding but not cure the underlying disease. Your press release of March 28th is a clear example of this. While, in a vacuum, the appointment of a lead director may be a modest positive first step, in the current situation it simply does not address the fundamental issue we have with the Company: the domination and poor stewardship of the Company by the combination of Chairman David Pomeroy and his son, CEO Stephen Pomeroy. The fact that your corporate governance review may last up until just before the Annual Meeting also raises the question of why you are starting this review now and why it cannot be completed sooner. Are you waiting to see how much more stockholder pressure will be applied before you have to react further? Perhaps now you have your answer.

Our letter of February 6th sets forth our concerns and states our desire to participate at the Board level in helping to turn the Company around. We have made clear our strongly-held view that better leadership is needed to improve performance and corporate governance. While we value and respect the Company’s employees, we have lost faith in Stephen Pomeroy’s ability to lead this company. Under Stephen Pomeroy’s watch as CEO, the Company performed miserably at a time when the rest of the IT industry thrived, restated its financial statements more than once due to accounting errors, and consistently missed guidance. During the most recent earnings call, Stephen Pomeroy spoke about the possibility of making acquisitions. In light of the disastrous acquisition of ARC on the Pomeroys’ watch, which was approved by the Board of

CUSIP No. 731822102	13D/A	Page 18 of 27 Pages

Directors, we are extremely concerned that any new acquisition shepherded by Stephen Pomeroy will set the Company back even further.

We do not believe the Board has demonstrated the ability to set effective policy and make the right strategic decisions for the Company. The election of our highly qualified and shareholder friendly nominees will provide much needed leadership at the Board level and accountability by senior management. Better leadership will not only benefit investors, but will benefit employees and customers as well. This is critical to the long-term success of the Company.

This proxy contest is being waged as a last resort and could have been avoided had you seriously addressed our request for Board representation. Instead, you ignored the issues we raised in the hope that your press release – that we view as mere “window dressing” – would cause us to go away. One shining example of the apathetic response we mentioned above was your failure to contact any of the three public company executives that had been provided to you (partly at the Company’s request) as references for one of our proposed candidates for director. This inaction raises the question of whether you ever had any intention of offering us Board seats.

Had you expressed more interest in working with us, we would have considered settling this matter without resorting to a solicitation. We are not professional proxy fighters – we are long-term investors who are one of the largest stockholders of the Company. Unfortunately, the problems at the Company compel us to take action and undertake our first proxy solicitation to provide stockholders with an independent voice on the Board. We want to make it clear that we are seeking representation on the Board not to effect a sale of the Company but in order to improve operations and implement real corporate governance reform. It appears that our future discussions about the Company will take place directly with our fellow stockholders with whom we share a common interest in enhancing the long term value of our investment.

We had originally kept our February 6th letter private in the hopes of engaging in meaningful discussions with the Board. That time is past. We are attaching the letter as an Exhibit to our latest Schedule 13D in order to provide a record and background of our attempt to establish a productive dialogue with the Board. We are confident that anyone reading our letter will understand that we are strong believers in the potential of Pomeroy IT Solutions, but not in its current leadership and direction.

Sincerely,

Flagg Street Capital

CUSIP No. 731822102	13D/A	Page 19 of 27 Pages

ANNEX 3

[FLAGG STREET CAPITAL LLC LETTERHEAD]

February 6, 2007

Via Facsimile and Federal Express

Board of Directors

c/o Corporate Secretary

Pomeroy IT Solutions, Inc.

1020 Petersburg Road

Hebron, KY 41048

Ladies and Gentlemen:

Flagg Street Capital LLC is a private investment firm that currently owns 1,249,325 shares of Common Stock of Pomeroy IT Solutions, Inc. (the “Company”), representing 9.99% of the outstanding shares. We are long term investors, however, our significant investment in the Company should not be interpreted as an endorsement of the Company’s leadership or the manner in which the Company is being operated. To the contrary, we are extremely concerned with management’s ability to maximize shareholder value and run the Company for the benefit of all shareholders, particularly under the leadership of David Pomeroy, Chairman of the Board of the Company, and his son Stephen Pomeroy, Chief Executive Officer, Chief Operating Officer and President of the Company.

Over the past few years, since Stephen Pomeroy became CEO, the Company somehow managed to perform miserably during a time when the rest of the IT industry thrived. During this time, the Company has achieved its worst operating results in at least a decade and recorded only $2.5 million of operating profit in 2005, even after adjusting for significant restructuring expenses and goodwill write offs. This compares to $20.8 million in 2004 using the same adjustments. In 2006, the Company continued to struggle under Stephen Pomeroy’s leadership, with only $3.4 million adjusted operating profit booked in the first 9 months of 2006. This lackluster performance comes as a surprise in view of the Company’s acquisition of ARC on July 2, 2004 for cash and assumed debt nearly equal to the Company’s current equity market capitalization. Furthermore, in the last 12 months, product revenues dropped to $382 million from $513 million in the previous 12 months, an alarming 25% decline. During this period, the Company has missed guidance so badly that one has to wonder about management’s understanding of the business. To make matters worse, the Company has made embarrassing accounting errors in its financial disclosure leading to restatements of its Forms 10-Q for the quarters ended April 5, 2005 and July 5, 2005. Despite these restatements, management still did not maintain effective internal control over financial reporting necessary to prevent further accounting errors. As of January 5, 2006, management identified material weaknesses in four areas of the Company’s internal controls over its financial reporting. The Company’s auditors agreed with management’s assessment of these weaknesses and subsequently resigned This resignation occurred less than three years after the dismissal of the Company’s prior auditors. To

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summarize, the period in which Stephen Pomeroy has lead the Company with his father’s oversight as Chairman has been the most disastrous of any in at least the past decade.

We want to assure you that we have conducted a significant amount of due diligence so we could best understand the manner in which the Company has been and continues to be managed. This work includes, but is not limited to, in person meetings with much of the senior executive staff, numerous phone calls with CEO Stephen Pomeroy and CFO Kevin Gregory, phone calls with several past executives and board members, discussions with other industry executives, a detailed review of the financials, a lengthy discussion with independent board members, and conversations with customers.

Based on our research, we believe the Company is well positioned to take advantage of the current IT market. In order to maximize shareholder value, however, a change in the root cause of the Company’s problems must occur. We strongly believe this means transforming the Company from a family dominated business to one that maximizes shareholder value by, among other things, placing the right managers in the right positions. We do not believe that Stephen Pomeroy, who has been working for the Company under the guardianship of his father since graduating from college, is a suitable or qualified leader for this job. Based on our discussions with independent board members, it is clear there was virtually no formal process to identify and hire a Chief Executive Officer for the Company when Stephen Pomeroy was promoted to this position. No other candidates were formally interviewed for the position and no outside search firm was retained. Rather, David Pomeroy, who previously served as Chief Executive Officer, passed the torch to his son in true and unabashed nepotistic fashion with the board simply agreeing that it was the “logical” decision. It is clear that the Company’s performance has not responded to Stephen’s leadership – and neither has the Company’s employees. According to both Stephen Pomeroy and CFO Kevin Gregory, employee attrition rates have been on the rise since Stephen’s botched integration of ARC shortly after taking over the CEO position.

Despite Stephen Pomeroy’s lack of effectiveness during his first full year as Chief Executive Officer, he earned a stunning $1.9 million in compensation, not even including substantial stock option awards. We find this level of compensation for an individual with no outside executive experience unfathomable. Furthermore, we believe Stephen Pomeroy’s contract is significantly off-market in numerous respects, irrespective of the poor performance noted above. One must ask whether Stephen would have been paid this exorbitant compensation, benefited from other wasteful perquisites such as an expensive corporate jet, or even served as an executive of the Company to begin with had it not been for his father. One also has to question the general level of oversight at a company that leases a tremendous amount of real estate from its Chairman. David Pomeroy controls the entity from which the Company leases its headquarters, distribution facility and national training center for over $1 million per year.

In today’s world of heightened corporate governance awareness, a board of directors of a public company can not sit idly by, watching the founding family make decisions that are detrimental to the public stakeholders. The directors have a fiduciary duty to take a proactive role in overseeing the Company’s operations rather than merely relying on reports from its CEO. They must study operating metrics on a regular basis, analyze conflicts of interest, tie executive compensation to performance, look hard at unnecessary perks such as corporate jets, and do the

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right thing for shareholders, even if it means putting the interests of the shareholders ahead of those of the founding family members.

We believe that immediate action must by taken by the board of directors in order to set the Company back on course and to maximize shareholder value. We propose that this be done by taking the following steps:

•	Appoint three representatives of Flagg Street’s choice to the board of directors.

•

Change Stephen Pomeroy from Chief Executive Officer, Chief Operating Officer and President to a new position of Vice President of Strategic Development responsible for keeping his replacement and the board of directors apprised of potential strategic alternatives for the Company.

•

Appoint a special committee of the board of directors consisting of the three Flagg Street appointees and three other independent directors for the purpose of conducting a search for a new Chief Executive Officer, Chief Operating Officer and President.

•	Remove David Pomeroy from the board of directors.

We want to make it clear that our first priority is to work with the independent directors to maximize shareholder value and ensure that the Company is being run for the benefit of the shareholders – the true owners of the Company – and not the Pomeroy family. We have sent this letter to the board privately as we believe this is the best way to engage in meaningful discussions with you. However, we must reserve our right to commence a proxy contest as a last resort should the Company refuse to implement our proposed actions or enter into serious discussions on other ways we can work together to maximize shareholder value. Given our significant investment in the Company, we simply cannot afford to be passive any longer.

We look forward to your prompt and favorable response.

Very truly yours,

Flagg Street Capital

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ANNEX 4

JOINT FILING AND SOLICITATION AGREEMENT

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Pomeroy IT Solutions, Inc., a Delaware corporation (“Pomeroy”);

WHEREAS, Flagg Street Partners LP, a Delaware limited partnership (“FSP”), Flagg Street Partners Qualified LP, a Delaware limited partnership (“FSPQ”), Flagg Street Offshore, LP, a Cayman Islands limited partnership (“FSO,” and together with FSP and FSPQ, the “Flagg Street Funds”), Flagg Street Capital LLC, a Delaware limited liability company (“FSGP”), Jonathan Starr, Michael A. Ruffolo and Richard S. Press wish to form a group for the purpose of soliciting proxies or written consents to elect Jonathan Starr, Michael A. Ruffolo and Richard S. Press or any other person designated by the undersigned as directors of Pomeroy and taking all other action necessary or advisable to achieve the foregoing.

NOW, IT IS AGREED, this 3rd day of April 2007 by the parties hereto:

1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, each of the undersigned (collectively, the “Group”) agrees to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of Pomeroy. Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

2. So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Grundman Frome Rosenzweig & Wolosky LLP (“Olshan”) of (i) any of their purchases or sales of securities of Pomeroy; or (ii) any securities of Pomeroy over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

3. Each of the undersigned agrees to solicit proxies or written consents to elect Jonathan Starr, Michael A. Ruffolo and Richard S. Press or any other person designated by the Group as directors of Pomeroy and to take all other action necessary or advisable to achieve the foregoing (the “Solicitation”).

4. Each of the Flagg Street Funds agrees to bear all expenses incurred in connection with the Group’s activities, including expenses incurred by any of the parties in the Solicitation, on a pro-rata basis based on the number of shares of Common Stock of Pomeroy owned by each of the Flagg Street Funds as of the date hereof. Notwithstanding the foregoing, the Flagg Street Funds shall not be required to reimburse any party for (i) out-of-pocket expenses incurred by a party in the aggregate in excess of $250 without the Flagg Street Funds’ prior written approval; (ii) the value of the time of any party; (iii) legal fees incurred without the Flagg Street Funds’ prior written approval; or (iv) the costs of any counsel, other than Olshan, employed in connection with any pending or threatened litigation without the Flagg Street Funds’ prior written approval.

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5. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party’s right to purchase or sell securities of Pomeroy, as he/it deems appropriate, in his/its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

6. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument, which may be sufficiently evidenced by one counterpart.

7. In the event of any dispute arising out of the provisions of this Agreement, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

8. Any party hereto may terminate his obligations under this Agreement at any time on 24 hours’ written notice to all other parties, with a copy by fax to Steven Wolosky at Olshan, Fax No. (212) 451-2222.

9. Each party acknowledges that Olshan shall act as counsel for both the Group and the Flagg Street Funds.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

FLAGG STREET PARTNERS LP

By:	Flagg Street Capital LLC, its
General Partner

By:	/s/ Jonathan Starr
Name:	Jonathan Starr
Title:	Founding Member

FLAGG STREET PARTNERS QUALIFIED LP

By:	Flagg Street Capital LLC, its General Partner

By:	/s/ Jonathan Starr
Name:	Jonathan Starr
Title:	Founding Member

FLAGG STREET OFFSHORE, LP

By:	Flagg Street Capital LLC, its General Partner

By:	/s/ Jonathan Starr
Name:	Jonathan Starr
Title:	Founding Member

FLAGG STREET CAPITAL LLC

By:	/s/ Jonathan Starr
Name:	Jonathan Starr
Title:	Founding Member

JONATHAN STARR

By:	/s/ Jonathan Starr
Name:	Jonathan Starr

CUSIP No. 731822102	13D/A	Page 25 of 27 Pages

MICHAEL A. RUFFOLO

By:	/s/ Michael A. Ruffolo
Name:	Michael A. Ruffolo

RICHARD S. PRESS

By:	/s/ Richard S. Press
Name:	Richard S. Press

CUSIP No. 731822102	13D/A	Page 26 of 27 Pages

ANNEX 5

FLAGG STREET PARTNERS LP

FLAGG STREET PARTNERS QUALIFIED LP

FLAGG STREET OFFSHORE LP

44 Brattle Street

Cambridge, MA 02138

(617) 876-6085

April 3, 2007

_________________

_________________

_________________

Re:        Pomeroy IT Solutions, Inc.

Dear Mr.                         :

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Pomeroy IT Solutions, Inc. (“Pomeroy”) in connection with the proxy solicitation that Flagg Street Partners LP, Flagg Street Partners Qualified LP, Flagg Street Offshore, LP (collectively, the “Flagg Street Funds”) and their affiliates are considering undertaking to elect directors at Pomeroy’s 2007 Annual Meeting of Stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Flagg Street Solicitation”). Your outstanding qualifications, we believe, will prove a valuable asset to Pomeroy and all of its stockholders. This letter will set forth the terms of our agreement.

The Flagg Street Funds agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Flagg Street Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your own criminal actions, fraud, negligence, bad faith or willful misconduct; provided further, that this indemnification agreement and all of the Flagg Street Funds’ obligations hereunder shall terminate upon your becoming a director of Pomeroy. This indemnification will include any and all (each, a “Loss”) losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Flagg Street Solicitation and any related transactions.

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Flagg Street Funds written notice of such claim or Loss. Upon receipt of such written notice, the Flagg Street Funds will provide you with counsel to represent you. Such

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counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein. The Flagg Street Funds may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim. The Flagg Street Funds will not be responsible for fees, costs or expenses of separate counsel retained by you. You may not enter into any settlement of loss or claim without the written consent of the Flagg Street Funds, which consent will not be unreasonably withheld.

If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

FLAGG STREET PARTNERS LP

By:	Flagg Street Capital LLC,
its General Partner

By:
Name:	Jonathan Starr
Title:	Founding Member

FLAGG STREET PARTNERS QUALIFIED LP

By:	Flagg Street Capital LLC, its General Partner

By:
Name:	Jonathan Starr
Title:	Founding Member

FLAGG STREET OFFSHORE, LP

By:	Flagg Street Capital LLC, its General Partner

By:
Name:	Jonathan Starr
Title:	Founding Member

ACCEPTED AND AGREED: